As filed with the Securities and Exchange Commission on January 2, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

(PURSUANT TO SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934)

NUVEEN TAXABLE MUNICIPAL INCOME FUND

(Name of Subject Company (Issuer))

NUVEEN TAXABLE MUNICIPAL INCOME FUND

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

67074C103

(CUSIP Number of Class of Securities)

Gifford R. Zimmerman

Vice President and Secretary

Nuveen Investments

333 West Wacker Drive

Chicago, Illinois 60606

(800) 257-8787

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Contact: Name Kristyna Munoz Phone 254-644-1615 Email kristyna.munoz@nuveen.com

Nuveen Closed-End Fund Announces Results of Tender Offer Measurement Period

NEW YORK, January 2, 2019 –The Nuveen Taxable Municipal Income Fund (NYSE: NBB) conducted a tender offer measurement period from December 14, 2018 to December 28, 2018. In connection with the fund’s merger, elimination of the contingent term provision, change in principal investment policy, and change in name on November 19, 2018, the fund announced that it would conduct a tender offer if the fund’s shares traded, on average, below net asset value over the 10 trading days from December 14, 2018 to December 28, 2018.

During the measurement period, it was determined that the fund’s shares traded at an average daily discount to NAV of -7.97 percent. Accordingly, the fund will conduct a tender offer and will purchase up to 20 percent of its outstanding common shares for cash at a price per share equal to 100 percent of the net asset value determined on the date the tender offer expires. The net asset value that shareholders receive will be net of a repurchase fee which is estimated to be less than $0.03 per share, assuming the tender offer is fully subscribed. The fund currently expects its tender offer to commence on January 14, 2019 and expire on February 12, 2019, unless extended.

Additional terms and conditions of the tender offer will be set forth in the fund’s offering materials, which are expected to be distributed to common shareholders on or about January 14, 2019. If more than 20 percent of its outstanding common shares are tendered, and not withdrawn, the fund will purchase shares from tendering shareholders on a pro rata basis. Accordingly, shareholders cannot be assured that the fund will purchase all of its tendered common shares.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the fund. The fund has not yet commenced the tender offer described in this release. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents that will be filed with the Securities and Exchange Commission (SEC) as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov. Common shareholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available as they will contain important information about the tender offer. The fund will also make available, without charge, the offer to purchase and the letter of transmittal.

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors.

Nuveen has $988 billion in assets under management as of 9/30/18 and operations in 16 countries. Its affiliates offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Nuveen Securities, LLC, member FINRA and SIPC.

The information contained on the Nuveen website is not a part of this press release.

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